UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”), and in connection with such notice submits the following information:

Name:	Griffin-Benefit Street Partners BDC Corp.

Address of Principal Business Office:	1520 Grand Avenue
El Segundo, CA 90245

Telephone Number:	(310) 469-6100

Name and Address of Agent	Kevin A. Shields
For Service of Process:	Griffin-Benefit Street Partners BDC Corp.
1520 Grand Avenue
El Segundo, CA 90245

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of El Segundo and the State of California on the 4th day of June, 2014.

GRIFFIN-BENEFIT STREET PARTNERS BDC CORP.

By:	/s/ Kevin A. Shields
Name: Kevin A. Shields
Title: Director & President

Attest:	/s/ David C. Rupert
Name: David C. Rupert
Title: Chief Executive Officer